Exhibit (e)(6)

100 Endo Blvd.

Chadds Ford, PA 19317

610.558.9800

www.endo.com

April 16, 2010

HealthTronics, Inc.

9825 Spectrum Drive, Building 3

Austin, Texas 78717

Attention: James S.B. Whittenburg

Re:	HealthTronics/Endo Pharmaceuticals – Exclusivity Arrangement

Dear Mr. Whittenburg:

Endo Pharmaceuticals Inc. (“Endo”) and HealthTronics, Inc. (“HealthTronics” and, together with Endo, the “Parties”) have entered into non-binding discussions regarding Endo’s possible acquisition of HealthTronics (the “Proposed Transaction”). In consideration of Endo’s indication of interest and Endo devoting significant time and resources towards the acquisition of HealthTronics and incurring various related fees and expenses, HealthTronics hereby agrees to negotiate exclusively and in good faith with Endo to seek to reach mutually acceptable terms and conditions for a definitive agreement with respect to the Proposed Transaction during a period commencing on the date HealthTronics signs this letter agreement and ending on May 10, 2010, unless earlier terminated as set forth below (the “Exclusivity Period”).

The Exclusivity Period shall terminate before May 10, 2010 upon Endo’s written notification to HealthTronics that it is no longer interested in proceeding with the Proposed Transaction.

During the Exclusivity Period, HealthTronics shall not, and HealthTronics shall cause each of its affiliates, directors, officers, employees, representatives (including financial advisors, attorneys and accountants) and agents (collectively, “Representatives”) not to, directly or indirectly through any person or entity: (i) initiate, solicit, encourage, engage or participate in, or continue to engage or participate in, proposals, discussions or negotiations with, or provide any information, or otherwise cooperate with respect to any Alternate Transaction (as defined below); (ii) execute or enter into any contract or any other arrangement (including any term sheet, letter of intent or similar document, whether or not binding) with respect to any Alternate Transaction; or (iii) approve, endorse or recommend any Alternate Transaction or any contract or other arrangement relating to any Alternate Transaction. For purposes hereof, an “Alternate Transaction” shall mean any of the following with any party other than Endo or Endo’s Representatives acting on Endo’s behalf: (i) any stock purchase, merger, consolidation, business combination, share exchange or other similar transaction involving a change of control in HealthTronics or its subsidiaries; (ii) any sale, license or disposition of the assets of HealthTronics or its subsidiaries outside the ordinary course of business; (iii) any license, joint venture or similar commercial arrangement or transaction affecting or frustrating the purpose of

HealthTronics, Inc.

Attention: James S.B. Whittenburg

April 16, 2010

the Proposed Transaction or which is outside the ordinary course of business, (iv) any other transaction in respect of HealthTronics which results, directly or indirectly, in a change of control of HealthTronics or its subsidiaries, or (v) any material change, modification or amendment to the structure, ownership, business relationships or terms governing any limited partnerships, limited liability companies and other legal entities to which HealthTronics or any of its subsidiaries acts as general partner, manager or otherwise supervises or coordinates the management or administration of day-to-day operations for the provision of any lithotripsy services, prostate treatment services, other urological services, radiation therapy services and pathology services.

HealthTronics shall immediately notify Endo of any unsolicited inquiries from third parties with respect to an Alternate Transaction, and shall promptly provide Endo with complete copies of all materials received, in the case of a written inquiry, or a written summary of the material terms of such inquiry (including the identity of the third party) in the case of an oral inquiry. This Agreement is Confidential Information for the purposes of the Confidentiality Agreement dated as of March 2, 2010 between Endo and HealthTronics.

HealthTronics acknowledges that money damages would not be a sufficient remedy for any breach of this letter agreement by HealthTronics, and that Endo shall be entitled as of right to specific performance and injunctive relief as remedies for any breach, as well as all other remedies available at law or in equity. In the event of any breach of this letter agreement, any damages resulting from such breach, including reasonable attorney’s fees and costs, shall be recovered by the prevailing Party.

This letter agreement shall terminate without action by either Party if a definitive agreement regarding the Proposed Transaction is not signed on or before the expiration or termination of the Exclusivity Period. The termination of this letter agreement shall not affect the liability of a Party for breach of any of the provisions of this letter agreement prior to termination.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware and the laws of the United States applicable therein (in each case without giving effect to any choice or conflict of laws provision or rule that would cause the application of the law of any other jurisdiction) and shall be treated in all respects as a Delaware contract. EACH OF THE PARTIES HERETO, AFTER CONSULTING WITH OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVES TRIAL BY JURY IN CONNECTION WITH ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT.

This letter agreement may be executed in one or more counterparts, all of which together shall constitute one and the same agreement.

HealthTronics, Inc.

Attention: James S.B. Whittenburg

April 16, 2010

Please sign and date this letter agreement in the space provided below to confirm our mutual understandings and agreements as set forth in this letter agreement and return a signed copy to the undersigned.

Very truly yours,

ENDO PHARMACEUTICALS INC.

By:	/s/ David P. Holveck
Name:	David P. Holveck
Title:	President & Chief Executive Officer

Acknowledged and agreed to:

HEALTHTRONICS, INC.

By:	/s/ James S.B. Whittenburg
Name:	James S.B. Whittenburg
Title:	Chief Executive Officer and President

Date: April 17, 2010